NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
Website: www.novawest.com E-Mail: novawest@novawest.com

TSX Venture Exchange Listed -
Trading Symbol – NVE
Website – http://www.novawest

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed

May 16, 2003

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the TSX Venture Exchange is pleased to announce that pursuant to a continuous disclosure review of the Company's recent disclosure carried out by the British Columbia Securities Commission., the Company has amended and restated certain documents filed including the Annual Information Form which was amended to show that the Company has two material properties, namely, Raglan Project and Solarus Gold Project. Other properties held by the Company, which are not material to the Company at this time, are the Nickel Royale Project, Solano Project, Bucke Pipe Project and the GoldenPoly Project.

In addition, the Company has amended its interim financial statements for the period ended January 31, 2003 to show the mineral claim assets at $1,073,611 rather than $1,973,611 as initially presented, and the deficit of $6,184,687 was amended to show the correct amount of $6,279,531. Further, the Notes to the financial statements were amended to improve the disclosure with regard to incentive stock options that had been granted and to improve the management discussion and analysis.

Please note that the Company has brought the content on its website at www.novawest.com up to date.

NovaWest invites the public to visit its website at http://www.novawest.com or e-mail us at **novawest@novawest.com** to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

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NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
Website: www.novawest.com E-Mail: novawest@novawest.com

For Immediate Release

RAGLAN AIRBORNE SURVEY

TSX Venture Exchange Listed - Canada
Trading Symbol – NVE
Website – http://www.novawest.com

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed

May 20, 2003

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the TSX Venture Exchange is pleased to announce that the Company and its Raglan partner Cascadia have contracted Aeroquest Surveys to undertake a 6676 line km deep-penetrating, helicopter-borne electromagnetic and magnetic survey on the entire 661 sq. km. Raglan Assemblage. The survey will engage Aeroquest's state-of-the-art AeroTEM system utilizing its dual output of Conventional and Streaming data. The property to be flown adjoins Falconbridge Limited's Raglan properties that host all of Falconbridge's known Raglan deposits. Prioritized areas are being flown in May, 2003 with the remainder to be completed in June, 2003.

Experience has shown that the nickel deposits at Raglan can be very high grade, are highly conductive and can have a relatively small footprint. The target, massive sulphide lenses at Raglan, can have relatively small strike lengths, as short as 200 metres, and conductances that are extremely high. It is believed that any airborne EM system utilized at Raglan should be capable of detecting small, highly conductive massive sulphide lenses at depth. This model argues against fixed wing systems (poor resolution), off-time transient EM systems (will not see highly conducting targets) and frequency domain systems (limited depth of exploration and permeability 'noise'). The goal of using the sophisticated AeroTEM system, flown on tight 100m line centres, is to separate the occasional EM response from a target massive sulphide lense, from those of the more numerous responses from barren bedrock conductors. Airborne geophysical surveys flown at Raglan in the past (including the one that traversed Novawest's Delta East, Delta West, Sub, Lac Nuvilik and Checkmate properties, which collectively make up less than 40% of the current Raglan Assemblage, resulting in approximately 8,656 responses) have not been optimally designed to detect such deposits.

The recently developed AeroTEM system represents the introduction of an airborne electromagnetic system that is designed specifically for such nickel-PGM exploration. AeroTEM is a helicopter-borne time-domain electromagnetic system with an exploration depth of up to 250 metres. AeroTEM is able to measure the responses from highly conductive targets, such as nickel deposits, while the transmitter current is turned on, where the signal from these targets is strongest. The geometry of AeroTEM is very compact and allows Raglan-type deposits to be outlined with better clarity than previous time-domain electromagnetic systems. This is especially important at Raglan because the conductive country rocks can sometimes mask the response of the more conductive nickel deposits. The application of AeroTEM at Raglan marks the introduction of a new technology that is developed ideally for Raglan-type nickel deposits. Using the AeroTEM system will allow Novawest the opportunity to explore its ground systematically and cost-effectively, with excellent chances for early success.

NovaWest invites the public to visit its website at **http://www.novawest.com** or e-mail us at **novawest@novawest.com** to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman